Samfine Creation Holdings Group Limited

December 1, 2023

Via EDGAR

Ms. Jennifer Angelini

Ms. Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Registration Statement on Form F-1
Filed November 13, 2023
File No. 333-275498

Ladies and Gentlemen:

This letter is in response to the letter dated November 30, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amended Registration Statement No. 1”) is being filed to accompany this letter.

Form F-1 Filed November 13, 2023

Prospectus Summary, page 1

1. Please revise the diagram on page 2 to indicate, by footnote or otherwise, the percentage ownership of the selling shareholders following the resale offering. In addition, please revise disclosure on page Alt-1 to clarify the number of shares that will be outstanding following the primary offering, both with and without exercise of the overallotment option.

In response to the Staff’s comments, we revised the diagram on page 2 of Amended Registration Statement No. 1 to disclose, in the footnote, the percentage ownership of the selling shareholders following the resale offering. We also revised the disclosure on page Alt-1 to clarify the number of shares that will be outstanding following the primary offering, both with and without exercise of the overallotment option.

Holding Foreign Companies Accountable Act (The "HFCA Act"), page 11

2. Please expand the fifth paragraph to further discuss that on December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB board vacated its previous determinations issued on December 16, 2021, and indicated should the PCAOB board encounter any impediment to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, the Board will act immediately to consider the need to issue new determinations consistent with the HFCAA Act. Please update all other sections of the filing where the HFCAA Act and PCAOB Determinations are discussed. Refer to PCAOB Release No. 104-HFCAA-2022-001, dated December 15, 2022.

In response to the Staff’s comments, we revised our disclosure on page 11, page 23, and page 25 of Amended Registration Statement No. 1 to further discuss the PCAOB Release No. 104-HFCAA-2022-001, dated December 15, 2022.

Risk Factors

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144, page 43

3. Please revise your disclosure to reflect the resale offering and material related risks to you and investors.

In response to the Staff’s comments, we revised our disclosure on page 7 and page 43 of Amended Registration Statement No. 1 to reflect the resale offering and material related risks to us and the investors.

Exhibits

4. Please file the lock-up agreement described on page 17 as an exhibit to your registration statement.

In response to the Staff’s comments, the form of the lock-up agreement described on page 17 is filed as Exhibit 4.2 to the registration statement.

General

5. Please revise the resale prospectus to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices. Include disclosure on the cover page and in the summary, and revise the following statement on page Alt-4 accordingly: "These sales may be at fixed or negotiated prices." Additionally, revise the cover page of the resale prospectus to clarify whether the resale offering is conditioned upon Nasdaq listing approval, given the reference to "this initial public offering." Revise the table of contents on page Alt-i for consistency with the explanatory note, which indicates that the capitalization and dilution sections will not be included in the resale prospectus.

In response to the Staff’s comments, we revised our disclosure on the cover page of the Resale Prospectus and page Alt-4 of Amended Registration Statement No. 1 to disclose a range at which the selling shareholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices, and to clarify that the resale offering is conditioned upon Nasdaq listing approval. We also revised the table of content on page Alt-i to remove capitalization and dilution sections.

6. We note a number of blanks and brackets throughout the registration statement including, without limitation, the table on the prospectus cover page and the use of proceeds and dilution sections. Please fill in missing information in your next amendment.

In response to the Staff’s comments, we revised our disclosure on cover page, page 16, page 58, page 60, page 61, page 150, and page 154 to fill in the missing information in Amended Registration Statement No. 1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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